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06004276

SECURITIE ~~SION~~

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2006 WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-48097

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____01/01/05____ AND ENDING ____12/31/05____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
                                              (No. and Street)
Simsbury   Connecticut   06089

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Boains   860 843 3911
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name - if individual, state last, first, middle name)

185 Asylum Street   Hartford   Connecticut   06103
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

AFFIRMATION

I, Douglas Boains, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hartford Securities Distribution Company, Inc., as of December 31, 2005 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Douglas Boains _2/24/06_
Signature   Date

Controller
Title

Subscribed and sworn to before me
on this 24th day of February, 2006.

Kimberly A. Ehlinger
Notary Public



Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Hartford Securities Distribution Company, Inc.:

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Securities Distribution Company, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Hartford, Connecticut
February 24, 2006

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 9,381,415
Prepaid commissions	3,393,543
Deferred income tax asset due from affiliate	1,912,651
Due from affiliates	2,285,340
Accounts receivable	1,392,535
TOTAL ASSETS	$ 18,365,484

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Due to affiliates	$ 5,320,552
Accounts payable and accrued liabilities	2,022,382
Income tax liability payable to affiliate	318,396
Total liabilities	7,661,330
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	28,388,214
Accumulated deficit	(17,709,060)
Total stockholder's equity	10,704,154
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 18,365,484

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Variable insurance products commission income	$ 901,158,146
12b-1 fees	29,308,331
Fund commission income	3,361,935
Investment management and administration fees	4,777,110
Distribution fees	2,566,617
Other revenue	905,092
Contract maintenance fees	598,842
Underwriter concessions	394,249
Interest income	264,216
Contingent deferred sales charge revenue	77,588
Total revenues	943,412,126
EXPENSES:	
Variable insurance products commissions	901,158,146
12b-1 distribution expense	29,308,331
General and administrative expenses	7,466,415
Fund commissions	6,030,283
Wholesaler commissions	1,200,168
Other expenses	1,159,422
Total expenses	946,322,765
LOSS BEFORE INCOME TAX BENEFIT	(2,910,639)
INCOME TAX BENEFIT	(1,018,723)
NET LOSS	$ (1,891,916)

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(1,891,916)
Decrease in deferred income tax asset	72,795
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Increase in prepaid commissions	(580,533)
Increase in due from affiliates	(2,114,752)
Increase in accounts receivable	(692,925)
Increase (decrease) in operating liabilities:	
Increase in due to affiliates	2,908,808
Increase in accounts payable and accrued liabilities	426,430
Decrease in federal income tax liability	(377,681)
Net cash used in operating activities	(2,249,774)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution from parent	4,000,000
Net cash provided by financing activities	4,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,750,226
CASH AND CASH EQUIVALENTS, Beginning of year	7,631,189
CASH AND CASH EQUIVALENTS, End of year	9,381,415
Supplemental cash flow disclosures:	
Income tax receipts (received from parent)	$ 1,177,964
Income tax payments (paid to parent)	$ 464,127

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2004	$ 25,000	$ 24,388,214	$ (15,817,144)	$ 8,596,070
Capital contribution from affiliate	-	4,000,000	-	4,000,000
Net loss	-	-	(1,891,916)	(1,891,916)
BALANCE, DECEMBER 31, 2005	$ 25,000	$ 28,388,214	$ (17,709,060)	$ 10,704,154

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is ultimately a subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

    The Company serves as an underwriter for both variable annuity and variable life insurance contracts issued by the Parent and its affiliates. The Company pays commissions to its registered representatives on the sale of variable life and annuity business. The Company also serves as distributor of the Hartford HLS Mutual Funds (the "Funds").

    Effective March 1, 2002, the Company became the distributor of the West Virginia College Savings Program ("SMART529 Plan"). A SMART529 Plan account is comprised of units of shares of a particular investment option in which it is invested. The investment options purchase shares of underlying mutual funds sponsored by the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

    Cash and Cash Equivalents – The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    Prepaid Commissions – The Company capitalizes commissions paid to broker-dealers associated with the sale of Class B and C shares of SMART529 Plan Investment Options. The Company also capitalizes commissions paid on certain sales of Class A shares. Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class A, B and C shares are amortized over 18 months, 72 months and 12 months, respectively.

    Commissions – Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

    Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

3. RELATED-PARTY TRANSACTIONS

The Company acts as an underwriter for insurance contracts issued by its affiliates, and also serves as the distributor of the Parent's SMART529 Plan. The Company receives reimbursements from its Parent for certain expenses incurred in performing these functions. For the year ended December 31, 2005, the total of such expense reimbursement recorded as revenue was $901,158,146. For the year ended December 31, 2005, the Company was allocated general and administrative expenses from the Parent related to the servicing of the SMART529 Plan in the amount of $7,466,415.

As distributor of the Funds, the Company received 12b-1 compensation of $29,308,331 from the Funds for the year ended December 31, 2005. Of this amount, the Company reimbursed Hartford Life Insurance Company ("HLIC"), an affiliated company, in the amount of $26,804,872 during the year.

For the year ended December 31, 2005, the Company recorded $1,360,536 of wholesaler commission expense in connection with such services provided by PLANCO Financial Services, Inc., an affiliate of the Company, of which $536,530 was deferred.

The Company has an agreement with an affiliate, Hartford Investment Financial Services Company, LLC. ("HIFSCO"). In accordance with the agreement, the Company receives a portion of the investment advisory fees earned by HIFSCO on the mutual funds underlying the SMART529 Plan. For the year ended December 31, 2005, the Company recorded $2,334,437 of such revenue.

The Company has an agreement with an affiliate, Woodbury Financial Services, Inc. ("WFS") to pay WFS an amount equal to a percentage of the contributions generated by WFS for the SMART529 Plan. For the year ended December 31, 2005, the amount of such expense recorded was $17,382.

For the year ended December 31, 2005, the Parent made a capital contribution to the Company of $4,000,000 in May.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return filed by the Parent. The Company will remit to or receive from the Parent, the income tax expense or benefit computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between the Parent and its subsidiaries.

The components of the Company's incurred income taxes are presented below:

	2005
Current	$ (1,091,518)
Deferred	72,795
Total	$ (1,018,723)

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under SFAS 109. Under this statement, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

	2005
Deferred Tax Assets	
Net operating loss	563,006
Alternative minimum tax credit	1,265,923
Other	83,722
Total Deferred Tax Assets	$ 1,912,651
Valuation Allowance	-
Total Deferred Tax Asset	$ 1,912,651

The Company has net operating loss carryforwards approximating $1,608,589 at December 31, 2005. These carryforwards will begin to expire in the year 2022. The company also has a minimum tax credit carryforward of approximately $1,265,923 that is non-expiring.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital which requires that the Company maintains minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $1,533,099, which was $1,022,344 in excess of its required net capital of $510,755.

6. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts.

Mutual Fund Class Action Litigation

Hartford Mutual Fund Fee Class Action Litigation, United States District Court, District of Connecticut. These are five consolidated putative national class actions in which plaintiffs make "direct claims" on behalf of investors in Hartford's retail mutual funds and "derivative claims" on behalf of the retail mutual funds themselves. Plaintiffs allege that excessive or inadequately disclosed fees were charged to investors, that certain fees were used for improper purposes, and that undisclosed, improper or excessive payments were made to brokers. The defendants in these cases include various Hartford entities, Hartford's retail mutual funds, and the directors of the retail mutual funds. Plaintiffs filed a consolidated, amended complaint on October 20, 2004. The defendants moved to dismiss the complaint on December 20, 2004. Briefing on the motion is complete, and the court has not established a hearing date. The court has not yet decided whether or to what extent discovery will proceed while the motion to dismiss is pending.

Mutual Fund and Investment Product Regulatory Developments

There continues to be significant federal and state regulatory activity relating to financial services companies, particularly mutual funds companies. These regulatory inquiries have focused on a number of mutual fund issues, including market timing and late trading, revenue sharing and directed brokerage, fees, transfer agents and other fund service providers, and other mutual fund related issues. Hartford Life, Inc., Hartford Life Insurance Company and Subsidiaries (collectively "Hartford Life") has received requests for information and subpoenas from the SEC, subpoenas from the New York Attorney General's Office, a subpoena from the Connecticut Attorney General's Office, requests for information from the Connecticut Securities and Investments Division of the Department of Banking, and requests for information from the New York Department of Insurance, in each case requesting documentation and other information regarding various mutual fund regulatory issues. Hartford Life continues to cooperate fully with these regulators in these matters.

The SEC's Division of Enforcement and the New York Attorney General's Office are investigating aspects of Hartford Life's variable annuity and mutual fund operations related to market timing. Hartford Life continues to cooperate fully with the SEC and the New York Attorney General's Office in these matters. Hartford Life's mutual funds are available for purchase by the separate accounts of different variable universal life insurance policies, variable annuity products, and funding agreements, and they are offered directly to certain qualified retirement plans. Although existing products contain transfer restrictions between sub-accounts, some products, particularly older variable annuity products, do not contain restrictions on the frequency of transfers. In addition, as a result of the settlement of litigation against Hartford Life with respect to certain owners of older variable annuity products, Hartford Life's ability to restrict transfers by these owners has, until recently, been limited. Hartford Life has executed an agreement with the parties to the previously settled litigation which, together with separate agreements between these contract owners and their broker, has resulted in the exchange or surrender of substantially all of the variable annuity contracts that were the subject of the previously settled litigation. Pursuant to an agreement in principle reached in February 2005 with the board of directors of the mutual funds, Hartford Life has indemnified the affected mutual funds for material harm deemed to have been caused to the funds by frequent trading by these owners for the period from January 2, 2004 through December 31, 2005. Hartford Life does not expect to incur additional costs pursuant to this agreement in principle in light of the exchange or surrender of these variable annuity contracts.

The SEC's Division of Enforcement also is investigating aspects of Hartford Life's variable annuity and mutual fund operations related to directed brokerage and revenue sharing. Hartford Life discontinued the use of directed brokerage in recognition of mutual fund sales in late 2003. Hartford Life continues to cooperate fully with the SEC in these matters.

Hartford Life has received subpoenas from the New York Attorney General's Office and the Connecticut Attorney General's Office requesting information relating to Hartford Life's group annuity products, including single premium group annuities used in maturity or terminal funding programs. These subpoenas seek information about how various group annuity products are sold, how Hartford Life selects mutual funds offered as investment options in certain group annuity products, and how brokers selling Hartford Life's group annuity products are compensated. Hartford Life continues to cooperate fully with these regulators in these matters.

To date, none of the SEC's and New York Attorney General's market timing investigation, the SEC's directed brokerage investigation, or the New York Attorney General's and Connecticut Attorney General's Single Premium group annuity investigation has resulted in the initiation of any formal action against Hartford Life by these regulators. However, Hartford Life believes that the SEC, the New York Attorney General's Office and the Connecticut Attorney General's Office are likely to take some action against Hartford Life at the conclusion of the respective investigations. Hartford Life is engaged in active discussions with the SEC, the New York Attorney General's Office and the Connecticut Attorney General's Office regarding the potential resolution of matters under investigation. However, the potential timing of any such resolution or the initiation of any formal action by any of these regulators is difficult

to predict. Hartford Life recorded a charge of $66 million to establish a reserve for the market timing and directed brokerage matters in the first quarter of 2005. Based on recent developments, Hartford Life recorded an additional charge of $36 million in the fourth quarter of 2005 to increase the reserve for market timing, directed brokerage, and single premium group annuity matters. This reserve is an estimate; in view of the uncertainties regarding the outcome of these regulatory investigations, as well as the tax-deductibility of payments, it is possible that the ultimate costs to Hartford Life of these matters could exceed the reserve by an amount that would have a material adverse effect on Hartford Life's consolidated results of operations or cash flows in a particular quarterly or annual period. It is reasonably possible that the Company, an indirect subsidiary of Hartford Life, may ultimately be liable for all or a portion of the ultimate cost to Hartford Life. However, the ultimate liability of the Company, if any, is not reasonably estimable at this time.

On June 23, 2005, Hartford Life received a subpoena from the New York Attorney General's Office requesting information relating to purchases of Hartford Life's variable annuity products, or exchanges of other products for Hartford Life's variable annuity products by New York residents who were 65 or older at the time of the purchase or exchange. On August 25, 2005, Hartford Life received an additional subpoena from the New York Attorney General's Office requesting information relating to purchases of or exchanges into Hartford Life's variable annuity products by New York residents during the past five years where the purchase or exchange was funded using funds from a tax-qualified plan or where the variable annuity purchased or exchanged for was a sub-account of a tax-qualified plan or was subsequently put into a tax-qualified plan. Hartford Life is cooperating fully with the New York Attorney General's Office in these matters.

On July 14, 2005, Hartford Life received an additional subpoena from the Connecticut Attorney General's Office concerning Hartford Life's structured settlement business. This subpoena requests information about Hartford Life's sale of annuity products for structured settlements, and about the ways in which brokers are compensated in connection with the sale of these products. Hartford Life is cooperating fully with the New York Attorney General's Office and the Connecticut Attorney General's Office in these matters.

Reimbursement

In the event that the litigation or regulatory matters noted above result in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

7.   SUBSEQUENT EVENTS

In order to maintain positive operating cash flows, the Parent made a capital contribution to the Company in the amount of $10,000,000 in January 2006.

* * * * * *

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

STOCKHOLDER'S EQUITY	$10,704,154
LESS NONALLOWABLE ASSETS:	
PREPAID COMMISSIONS	(3,393,543)
DUE FROM AFFILIATES AND ACCOUNTS RECEIVABLE	(3,677,875)
DEFERRED TAX ASSET DUE FROM AFFILIATE	(1,912,651)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital)	1,720,085
LESS HAIRCUTS ON SECURITIES	(186,986)
NET CAPITAL	1,533,099
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (6 2/3% OF AGGREGATE INDEBTEDNESS OF $7,661,329)	510,755
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 1,022,344
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.00:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2005 quarterly Focus Part II A filing.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2005

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Hartford Securities Distribution Company, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Hartford Securities Distribution Company, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 24, 2006